Filed by Mittal Steel Company N.V.

Pursuant to Rule 425 under the United States

Securities Act of 1933, as amended

Subject Company: Arcelor S.A.

Commission File No. of Mittal Steel: 001-14666

Date: June 9, 2006

Mittal Steel and Arcelor – A natural Alliance

Speaker key

N	Narrator
UM	Unidentified Male speaker/s

Time-code	Speaker	Speech
10:00:02		[Music]
10:00:07	N

On 27th January this year Mittal Steel announced an offer for Arcelor in the merger that would create the world’s first one hundred million ton plus steel producer. The merger would mark a step change in the consolidation of the steel industry.

10:00:23	UM	Our offer is based on sound industry logic and the belief that consolidation is vital for the long-term health of the steel industry.
10:00:32	UM	A company formed through a merger or an acquisition could have more knowledge than the two companies before the union.
10:00:39	UM

This merger will basically create an extremely strong European champion with tremendous growth opportunities into the new developing world, cementing better than anything else the future and the stability of the European steel industry.

10:00:57	N

The case for combining Mittal Steel and Arcelor is compelling. There are substantial benefits to be gained for all stakeholders by accelerating the process of consolidation in the world steel industry. In the twelve weeks that followed the announcement of the merger, the share prices of both companies have risen considerably. It is an announcement that has been well received by the financial sector.

10:01:27		[Music]
10:01:38	N

Over the past ten years Mittal Steel has been the fastest growing steel company in the world, in the process becoming the largest and only truly global steel producer. The company has long been a visionary in the steel industry.

10:01:54	UM

This is a truly unique dynamic and entrepreneurial company which has been one of the main drivers of change in the steel industry. Ten years ago Mittal Steel was saying the industry needed to consolidate, but nobody listened. Today, it is taken for granted that consolidation is the way of the future.

10:02:17	N

Mittal Steel has identified one billion dollars of synergies through the combination with Arcelor. The company has a highly successful record in acquisitions in terms of capturing synergies and improving performance. One of the most recent success stories was the merger with ISG in April 2005.

10:02:34	UM

The merger gave us the opportunity to deliver to our shareholders immediately the business model that we wanted, but that otherwise would have taken years for us to achieve. We’re excited about the future prospects of the enlarged Mittal Steel and believe the best opportunity for our management and investors to be benefit from the future globalisation and consolidation of the industry was by being shareholders in Mittal Steel.

10:03:08	N

The combination of Mittal Steel and Arcelor would take consolidation to the next level, creating an undisputed industry leader with annual production capacity of approximately one hundred and thirty million tons and accounting for around ten percent of world steel output. The offer is driven by clear industrial logic. The two businesses are complementary and the combined company would have

10:03:31

balanced exposure to high-growth developing markets and secure, high quality developed markets, whilst boasting an unrivalled product portfolio with a leading position across a range of customer segments. It will not only accelerate the two companies’ combined growth plans, creating strength and global leadership, but enhance financial strength and

10:03:48

flexibility, leaving the company ideally positioned to take advantage of further growth opportunities. The deal represents a step change in the development of both companies, to the benefit of all stakeholders.

10:03:58	UM

Shareholders will have the opportunity to participate in the future growth prospects of the company which aims to continue to grow and anticipates producing around 150 to 200 million tons of steel within the next decade. Fundamentally, it will integrate their strengths into a stronger global network, including the number one operation in North America.

10:04:28

Mittal Steel seems to get their business model also allow us Arcelor to improve margins and control costs. And finally, the financial strength of the combined company would be greater than Arcelor [unclear], creating greater opportunity for further growth potential. We have a real opportunity to create a more sustainable industry, creating value for all shareholders throughout the cycle.

10:04:58		[Music]

Forward-Looking Statements

This communication may contain forward-looking information and statements about Mittal Steel Company N.V., Arcelor S.A. and/or their combined businesses after completion of the proposed acquisition. Forward-looking statements are statements that are not historical facts. These statements include financial projections and estimates and their underlying assumptions, statements regarding plans, objectives and expectations with respect to future operations, products and services, and statements regarding future performance. Forward-looking statements may be identified by the words “believe,” “expect,” “anticipate,” “target” or similar expressions. Although Mittal Steel’s management believes that the expectations reflected in such forward-looking statements are reasonable, investors and holders of Arcelor’s securities are cautioned that forward-looking information and statements are subject to various risks and uncertainties, many of which are difficult to predict and generally beyond the control of Mittal Steel, that could cause actual results and developments to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include those discussed or identified in the filings with the Netherlands Authority for the Financial Markets and the SEC made or to be made by Mittal Steel, including (in the latter case) on Form 20-F and on Form F-4. Mittal Steel undertakes no obligation to publicly update its forward-looking statements, whether as a result of new information, future events, or otherwise.

No Offer

No offer to exchange or purchase any Arcelor shares or convertible bonds has been or will be made in The Netherlands or in any jurisdiction other than Luxembourg, Belgium, Spain (subject to the information document relating to the Offer being approved by the CNMV), France and the United States.

Important Information

In connection with its proposed acquisition of Arcelor S.A., Mittal Steel has filed important documents (1) with the CSSF, the CBFA and the AMF in Europe, including the Information Document approved by the CSSF, the CBFA and the AMF (No. 06-139) on May 16, 2006, an Information Document Supplement approved by the CSSF, the CBFA and the AMF (No. 06-169) on May 31, 2006, a Share Listing Prospectus approved by the Autoriteit Financiële Markten (“AFM”) in The Netherlands on May 16, 2006, and a Share Listing Prospectus Supplement approved by the AFM on May 31, 2006 and (2) with the SEC in the United States, including the registration statement on Form F-4, the Prospectus for the exchange offer and related documents. Investors and Arcelor security holders outside the United States are urged to carefully read the Information Document, the Information Document Supplement, the Share Listing Prospectus and the Share Listing Prospectus Supplement, which together contain all relevant information in relation to the Offer. Investors and Arcelor security holders in the United States are urged to carefully read the registration statement on Form F-4, the Prospectus and related documents. All such documents contain important information. Investors and Arcelor security holders may obtain copies of such documents free of charge on Mittal Steel’s website at www.mittalsteel.com. In addition, the French version of the Information Document is available on the AMF’s website at www.amf-france.org, and the registration statement on Form F-4, the Prospectus and related documents are available at the SEC’s website at www.sec.gov.